

Mail Stop 4720

November 10, 2009

Donald P. Hileman
Chief Financial Officer
First Defiance Financial Corp.
600 Clinton Street
Defiance, Ohio 43512

Re: First Defiance Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
File Number: 000-26850

Dear Mr. Hileman:

We have completed our reviews of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief